SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7 )*




                               KRONOS INCORPORATED

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                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share

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                         (Title of Class of Securities)

                                   501052-10-4

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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 501052-10-4
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(1)     Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
        Persons:  Mark S. Ain  SS# ###-##-####
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) ___
        (b) ___
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(3)     SEC Use Only

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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by Each
      Reporting Person With
                            (5) Sole Voting Power: 557,009
                                (includes 6 shares held by Mr.Ain's minor son)

                            (6) Shared Voting Power: None

                            (7) Sole Dispositive Power:  557,009
                                (includes 6 shares held by Mr.Ain's minor son)

                            (8) Shared Dispositive Power: None

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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                            559,009 shares (includes 6 shares held by Mr. Ain's minor son and 2,000 shares held by Mr. Ain's wife)

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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 4.4%
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(12)     Type of Reporting Person (See Instructions):  IN
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Item 1(a).  Name Of Issuer:  Kronos Incorporated
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Item 1(b). Address of Issuer's Principal Executive Offices: 400 Fifth Avenue, Waltham, MA 02451
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   Item 2(a).  Name of Person Filing:  Mark S. Ain
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Item 2(b).  Address of Principal Business Office or, if None, Residence:
            400 Fifth Avenue Waltham, MA 02451

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Item 2(c).  Citizenship:  United States

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Item 2(d).  Title of Class of Securities: Common Stock, par value $.01 per share

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Item 2(e).  CUSIP No.:  501052-10-4
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Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

                                                      Not Applicable

Item 4.  Ownership

   (a)  Amount Beneficially Owned :

              559,009

   (b)  Percent of Class:

              4.4%

   (c)  Number of Shares as to which such person has:

     (i) sole power to vote or to direct the vote   see cover page


    (ii) shared power to vote or to direct the vote    see cover page

                                   ----------

   (iii) sole power to dispose or to direct the disposition of  see cover page


    (iv) shared power to dispose or to direct the disposition of  see cover page



Item 5.  Ownership of Five Percent or Less of a Class
                                                 Less than 5% owner

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person
                                          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                                          Not applicable

Item 8.  Identification and Classification of Members of the Group.
                                          Not applicable

Item 9.  Notice of Dissolution of Group.
                                          Not applicable

Item 10. Certification.
                                          Not applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    1/26/2000

                                     (Date)

                                     /s/ Mark S. Ain
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                                     (Signature)

                                     Mark S. Ain, Chief Executive Officer
                                     --------------------------
                                     (Name/Title)